SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

VIASYS HEALTHCARE INC.
(Name of Subject Company)

VIASYS HEALTHCARE INC.
(Name of Persons Filing Statement)

Common Stock, $.01 Par Value
(Title of Class of Securities)

92553Q209
(CUSIP Number of Class of Securities)

Matthew M. Bennett
Executive Vice President, Legal, Business Development
and Regulatory and Quality Affairs, and Secretary
VIASYS Healthcare Inc.
227 Washington Street, Suite 200
Conshohocken, Pennsylvania 19428
(610) 862-0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person Filing Statement)

With a Copy to:

Timothy Maxwell
Brian C. Miner
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103-2921
(215) 963-5000

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

The following is a joint press release issued by VIASYS Healthcare Inc. (“VIASYS”) and Cardinal Health, Inc. on May 14, 2007 announcing the proposed tender offer and merger:

CARDINAL HEALTH TO ACQUIRE MEDICAL TECHNOLOGY

LEADER VIASYS HEALTHCARE FOR $1.5 BILLION

•                  Excellent strategic fit with Cardinal Health’s Clinical and Medical Products sector

•                  No change to fiscal 2007 or 2008 outlook

•                  Share repurchase plans remain unchanged for fiscal 2007 and 2008

DUBLIN, Ohio, and CONSHOHOCKEN, Penn., May 14, 2007 — Cardinal Health, a global provider of products and services that improve the safety and productivity of health care, and VIASYS Healthcare, a leading medical technology company, today announced a definitive agreement for Cardinal Health to acquire VIASYS for approximately $1.5 billion, including the assumption of outstanding debt.

Under the agreement, Cardinal Health will make a cash tender offer to acquire all outstanding shares of VIASYS common stock at a price of $42.75 per share.

With 2006 revenue of $610 million, VIASYS is a leader in respiratory care, developing and marketing systems for critical care and diagnostic use.  VIASYS is also a leader in neurological, audio and vascular diagnostics, disposable medical products used in surgical procedures and enteral feeding, orthopedic implant manufacturing and clinical services.

The acquisition will expand Cardinal Health’s clinical and medical product offerings for global, acute-care customers and, combined with its complementary respiratory products business, will establish the company as a leader in the more than $4 billion respiratory care market.

The acquisition will also provide a range of complementary products to Cardinal Health’s medical disposables business and will leverage its integrated hospital selling organization in the U.S.  Worldwide, VIASYS has more than 7,000 hospital customers in 100 countries and generates 40 percent of its revenue from customers outside the U.S., adding substantially to Cardinal Health’s international presence.

“VIASYS is a perfect strategic fit with our mission to help providers make health care safer and offers immediate revenue and earnings opportunities in key geographies worldwide,” said R. Kerry Clark, chief executive officer of Cardinal Health.  “With a strong platform and excellent momentum in our Clinical and Medical Products businesses, we think the timing is ideal to broaden our offering.  We have developed a process through our recent acquisitions — particularly Alaris — that will serve as a model for the rapid integration and realization of synergies with the VIASYS acquisition.”

Strategic Fit

With complementary product lines, operations and geographies, the acquisition will enable Cardinal Health to:

•                  Deliver comprehensive bedside, patient safety offerings to acute-care customers:  VIASYS will expand Cardinal Health’s industry-leading product and service offerings that help customers address the most critical and costly areas of patient safety.  This portfolio will include Alaris®, Pyxis® and CareFusionTM products to address medication errors and adverse drug events; MedMined® to target and reduce hospital-acquired infections; patented surgical drapes, gowns, gloves and instruments that help prevent surgical site infections; and now VIASYS’ Avea®, Vela®, PULMONETIC™ and SensorMedics® products to improve critical care and reduce ventilator-associated pneumonia.

•                  Better serve customers globally:  With 40 percent of its revenue coming from customers outside the U.S., VIASYS also will advance Cardinal Health’s goal to grow in Western Europe and Asia.  VIASYS has well-established relationships and market expertise through a direct sales force and a distributor network to support the growth of Cardinal Health’s clinical and medical products worldwide.

•                  Enhance its product and intellectual property portfolio:  VIASYS has a commitment to innovation that has enabled it to grow faster than the industry by developing a pipeline of technologically superior products.  By incorporating this technology into its patient bedside strategy, Cardinal Health can ultimately enable hospitals to better manage all forms of medication delivered, while collecting data on usage and outcomes to improve patient care.

The acquisition broadens Cardinal Health’s product offerings to diagnostics where VIASYS is a leading manufacturer of systems and supplies used to diagnose and monitor sleep, lung, vascular, auditory and brain disorders.  Its leading brands include Jaeger®, Micro Medical™, SensorMedics®, Grason-Stadler® and Nicolet®.

•                  Realize synergies through existing capabilities and platforms:   Synergies from the transaction are expected to reach $85 million to $100 million per year on a pretax basis by fiscal 2010.  As a result, the transaction is expected to be accretive to earnings in fiscal 2009 and meaningfully accretive in fiscal 2010.  With 20 percent of VIASYS revenue generated from the sale of disposable supplies, Cardinal Health sees immediate sales and cost-reduction opportunities through its complementary consumables business that already develops disposable components for VIASYS and other respiratory and anesthesia equipment manufacturers.  Other synergies include international product sales opportunities through existing VIASYS dealers and direct customer relationships; manufacturing efficiencies; sourcing improvements; and efficiencies through Cardinal Health’s shared services organization.

“Our management team is excited about the tremendous potential for growth this acquisition brings us,” said Randy Thurman, chairman, president and chief executive officer of VIASYS Healthcare.  “In addition to the exceptional product fit between our two companies, there is a strong cultural fit among our management teams, and our missions — to improve the safety of health care — are well-aligned.   We are very focused on making this shared mission a success for global customers.”

Outlook, Share Repurchase Plan

Cardinal Health confirmed its outlook for the current fiscal year, with non-GAAP diluted earnings per share (EPS) from continuing operations expected to be $3.32 to $3.40.  While the VIASYS acquisition is expected to have up to a $0.10 dilutive impact on non-GAAP EPS in fiscal 2008, Cardinal Health reiterated the range it previously provided of $3.95 to $4.15, including the impact of the VIASYS acquisition and use of proceeds from the sale of its Pharmaceutical Technologies and Services (PTS) segment to repurchase shares.

Consistent with Cardinal Health’s approach to acquisitions, VIASYS is expected to generate positive economic profit and returns above its cost of capital within the third year after the purchase.

Cardinal Health said there would be no changes to its current share repurchase plans.  The company expects to complete the repurchase of $3.1 billion in shares with net proceeds from the PTS divestiture by the end of the first quarter of fiscal 2008, bringing repurchases since the beginning of fiscal 2007 to $4.1 billion.  In addition, it does not expect the acquisition to alter its long-term repurchase plans, which it estimates will include up to an additional $1 billion repurchase of shares in fiscal 2008, subject to board approval.

Merger Agreement Overview

The merger agreement entered into by Cardinal Health and VIASYS Healthcare, which has been approved by both companies’ boards of directors, provides for Cardinal Health to acquire VIASYS in a two-step transaction. The first step will consist of a cash tender offer to be made by a wholly owned subsidiary of Cardinal Health for all outstanding shares of VIASYS common stock at a price of $42.75 per share in cash.  If the tender offer is not completed within 45 days of the date of the merger agreement, the price per share will be increased by an amount equal to $0.007027 per day multiplied by the number of days between the 45th day of the date of the merger agreement and the date of first acceptance of VIASYS shares in the tender offer.  In the second step, the tender offer will be followed by a merger in which the holders of the outstanding shares of VIASYS common stock not purchased in the tender offer will receive the same per share price paid in the tender offer, in cash, without interest.  Upon completion of the merger, VIASYS will become a wholly owned subsidiary of Cardinal Health.  The tender offer will be conditioned upon a majority of the outstanding shares of VIASYS common stock being tendered into the offer and will also be subject to regulatory clearances and other customary terms and conditions.  The transaction is expected to be completed this summer.

Conference Call

Cardinal Health will host a conference call and audio webcast for investors, reporters and financial analysts at 9 a.m. eastern daylight time (EDT) to discuss the acquisition.  Participants can access the call by dialing (617) 213-8068, passcode 78155933, or the webcast at the Investors page of www.cardinalhealth.com.  A transcript and replay will be available at www.cardinalhealth.com.

About VIASYS Healthcare

VIASYS Healthcare Inc. (NYSE: VAS) is a global, research-based medical technology company focused on respiratory, neurology, medical disposable and orthopedic products. VIASYS products are marketed under well-recognized trademarks, including, among others, AVEA®, BEAR®, BIRD®, CORFLO®, CORPAK®, EME®, GRASON-STADLER®, JAEGER™, LYRA®, MEDLEC®, MICROGAS®, NAVIGATOR®, NICOLET®, NicoletOne™, PULMONETIC™, SENSORMEDICS® TECA®, TECOMET™, VELA® and VMAX®. VIASYS is headquartered in

Conshohocken, Penn., and its businesses are conducted through its Respiratory Care (annual revenue of $406 million), NeuroCare (annual revenue of $128 million), MedSystems (annual revenue of $35 million) and Orthopedices (annual revenue of $42 million) business units. More information can be found at http://www.viasyshealthcare.com.

VIASYS’ Products and Services

VIASYS’ respiratory care ventilators are some of the most technologically advanced devices available, with precise computer controllers and a simple graphical user interface.  Advanced monitoring capabilities provide clinicians with critical information, such as automatic inflection point calculations and esophageal pressure monitoring.   VIASYS’ respiratory diagnostic systems are used to diagnose and treat pulmonary disease and sleep disorders, provide exercise and nutritional assessments and measure pulmonary capacity.

VIASYS is also the leading manufacturer of instrumentation for monitoring the brain, muscles, blood flow, hearing, and nerves.  In addition, the company manufactures orthopedic implants for orthopedic device manufacturers and related instruments for surgical reconstruction, trauma care, spinal and cranio-maxillofacial treatment and other disposable products for use in hospitals.

About Cardinal Health

Headquartered in Dublin, Ohio, Cardinal Health, Inc. (NYSE: CAH) is an $80 billion, global company serving the health-care industry with products and services that help hospitals, physician offices and pharmacies reduce costs, improve safety, productivity and profitability, and deliver better care to patients.  With a focus on making supply chains more efficient, reducing hospital-acquired infections and breaking the cycle of harmful medication errors, Cardinal Health develops market-leading technologies, including Alaris® IV pumps, Pyxis® automated dispensing systems, MedMined® data mining software and the CareFusion® patient identification system.  The company also manufactures medical and surgical products and is one of the largest distributors of pharmaceuticals and medical supplies worldwide.  Ranked No. 19 on the Fortune 500 and No. 1 in its sector on Fortune’s ranking of Most Admired firms, Cardinal Health employs more than 40,000 people on five continents.  More information about the company may be found at www.cardinalhealth.com.

###

Important Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer for the outstanding shares of VIASYS Healthcare Inc. (“VIASYS”) common stock described in this press release has not commenced.  At the time the expected tender offer is commenced, Cardinal Health, Inc. or a wholly owned subsidiary of Cardinal Health, Inc. will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and VIASYS will file a solicitation/recommendation statement with respect to the tender offer.  Investors and VIASYS stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information.  When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of VIASYS at no expense to them.  These documents will also be available at no charge at the SEC’s website at www.sec.gov.

Non-GAAP Financial Measures

Cardinal Health presents non-GAAP diluted EPS from continuing operations, which is (earnings from continuing operations, excluding special items and impairment charges and other, both net of tax) divided by diluted weighted average shares outstanding. The most directly comparable forward-looking GAAP measure is diluted EPS from continuing operations.  Cardinal Health is unable to provide a quantitative reconciliation of this forward-looking non-GAAP measure to the most directly comparable forward-looking GAAP measure because the Company cannot reliably forecast special items and impairment charges and other, which are difficult to predict and estimate and are primarily dependent on future events.  Please note that the unavailable reconciling items could significantly impact Cardinal Health’s future net earnings.

Cautions Concerning Forward-Looking Statements

Except for historical information, all other information in this news release consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended.  These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied.  The most significant of these uncertainties are described in Cardinal Health’s Form 10-K, Form 10-Q and Form 8-K reports (including all amendments to those reports) and exhibits to those reports, and include (but are not limited to) the following: successful completion of the proposed acquisition on a timely basis; the impact of regulatory reviews on the proposed transaction; the ability to achieve synergies following completion of the proposed acquisition; competitive pressures in its various lines of business; the loss of one or more key customer or supplier relationships or changes to the terms of those relationships; changes in the distribution patterns or reimbursement rates for health-care products and/or services; the results, consequences, effects or timing of any inquiry or investigation by any regulatory authority or any legal and administrative proceedings, or settlement discussions with regulatory authorities or plaintiffs in any action against the company; uncertainties related to completing a settlement of the class-action securities litigation or, if completed, obtaining court approval of the settlement; with respect to future share repurchases, the approval of the board of directors, which is expected to consider Cardinal Health’s then-current stock price, earnings, cash flows, financial condition and prospects as well as alternatives available to Cardinal Health at the time any such action is considered; and general economic and market conditions.  Except to the extent required by applicable law, Cardinal Health undertakes no obligation to update or revise any forward-looking statement.

The following letter from Randy H. Thurman, Chairman, President and Chief Executive Officer, was sent to all VIASYS employees on May 14, 2007 announcing that a definitive agreement had been reached with Cardinal Health, Inc:

Monday, May 14, 2007

To:  All VIASYS Employees

This morning Cardinal Health, Inc. a global provider of products and services that improve the safety and productivity of healthcare, and VIASYS Healthcare Inc. announced that a definitive agreement had been reached whereby Cardinal Health will acquire VIASYS Healthcare Inc.  With annual revenues of approximately $80 billion, Cardinal Health is an extraordinary company whose mission and corporate values complement those of VIASYS.  The combination of Cardinal and VIASYS promises to create outstanding value for our customers and the patients who rely on the quality of our products and services.  The combined global enterprise of the two companies also creates outstanding opportunities for our employees and distribution partners.

The VIASYS story began nearly six years ago when we were built from a group of more than 20 small companies.  Today, VIASYS has evolved into a highly focused company with leadership positions in most of our businesses.  We have become a global company with nearly 40% of our revenue achieved from outside of the U.S.  In a number of our businesses we are outgrowing the markets in which we participate and have achieved the highest rates of growth among our competitors.  Our annual recurring revenue of medical disposables and service now accounts for approximately one-third of annual revenues.

We have achieved this tremendous level of success because as a company we have demanded of ourselves and delivered the highest standards of quality and customer care.  Your results over the last few years speak volumes for your commitment and passion to the VIASYS Values.

Over the last few months, I have come to know the Cardinal Health management team very well.  Simply stated, Cardinal Health is a first-class company that sets the same demanding standards for its businesses as we do at VIASYS.  At every step of the way, Cardinal Health’s people have communicated their respect for what you have created at VIASYS.  We firmly believe that Cardinal Health will offer outstanding opportunities for the VIASYS people to excel, and in doing so, create a unified company that has the potential for untold greatness.

It is expected that the transaction will be completed this summer.  During that time we will be communicating frequently with you to ensure that you are well informed and that all of your questions are answered.  This will be an exciting time during which we will need to focus on continuing to meet our goals as VIASYS and at the same time look forward to a very exciting future.

To learn more about Cardinal Health (NYSE:CAH) go to www.cardinalhealth.com.

Important Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer for the outstanding shares of VIASYS Healthcare Inc. (“VIASYS”) common stock, which is part of the transaction described in this communication, has not commenced.  At the time the expected tender offer is commenced, Cardinal Health, Inc. or a wholly owned subsidiary of Cardinal Health Inc. will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and VIASYS will file a solicitation/recommendation statement with respect to the tender offer.  Investors and VIASYS stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information.  When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of VIASYS at no expense to them.  These documents will also be available at no charge at the SEC’s website at www.sec.gov.

Forward Looking Statements

This communication includes certain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the successful completion of the proposed acquisition on a timely basis; the impact of regulatory reviews on the proposed transaction; the ability to achieve synergies following completion of the proposed acquisition; the impact of the proposed acquisition on customers and patients; the opportunities that the proposed acquisition will provide to current VIASYS employees and distribution partners; the successful integration of VIASYS into the Cardinal Health businesses; and the performance of the combined company following the consummation of the proposed transaction.  Additional risks and uncertainties are described in Cardinal Health’s and VIASYS Healthcare’s Forms 10-K, Forms 10-Q and Forms 8-K (including all amendments to those reports).  These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied.  We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

The following VIASYS Employee Q&A communication was provided to key management employees on May 14, 2007:

Employee Q&A
For VIASYS leaders to use with VIASYS employees

Key messages:

•                  VIASYS Healthcare and Cardinal Health announced today an agreement for Cardinal Health to acquire VIASYS.  This announcement is essentially the beginning of the acquisition process and the goal is to have the transaction completed by the end of June.

•                  Cardinal Health is an excellent fit for VIASYS.  It is an Ohio-based $80 billion, global company serving the health-care industry with products and services that help hospitals, physician offices and pharmacies reduce costs, improve safety, productivity and profitability, and deliver better care to patients.  Cardinal Health has a worldwide network of manufacturing centers as well as strategic sourcing partnerships.  The company produces a wide array of products, from surgical instruments and apparel, to suction and irrigation products, to devices used in a variety of therapies and procedures.  They also develop industry-leading technologies, including Alaris® IV pumps, Pyxis® automated dispensing machines, MedMined® data mining software and the CareFusion® patient identification system.

•                  VIASYS’ Board and senior management team is very supportive and enthusiastic about this new relationship, and we look forward to the way it will benefit our employees, shareholders, customers and most importantly — the millions of patients who rely on us for high quality, innovative products that improve their health.  The acquisition was approved by the VIASYS Board by the unanimous vote of all directors present.

•                  Leaders from both VIASYS and Cardinal Health will work together to determine how best to integrate our businesses once the deal is completed.  As details related to the integration become clearer — including how we will transition benefits programs — we will be sure to communicate with you early and often.

•                  Until we complete our transaction with Cardinal Health, it’s business as usual.  As distracting as an event like this can be, it’s important that we keep our focus where we always do:  on our customers.

1.  Tell me more about Cardinal Health.

Cardinal Health (www.cardinalhealth.com) is an $80 billion, global company serving the health-care industry with products and services that help hospitals, physician offices and pharmacies reduce costs, improve safety, productivity and profitability, and deliver better care to patients.   The company is headquartered in Dublin, Ohio, just outside of Columbus, and was started over 35 years ago primarily as a pharmaceutical distribution company.  Over the years, Cardinal Health has acquired a number of diverse healthcare companies and today is No. 19 on the Fortune 500.

With a focus on making supply chains more efficient, reducing hospital-acquired infections and breaking the cycle of harmful medication errors, Cardinal Health develops industry-leading technologies, including Alaris® IV pumps, Pyxis® automated dispensing systems, MedMined® data mining software and the CareFusion® patient identification system.  The company also manufactures medical and surgical products and is one of the largest distributors of pharmaceuticals and medical supplies worldwide.  The company employs more than 40,000 people on five continents.

2.  Why was Cardinal Health interested in VIASYS?

VIASYS helps to strengthen Cardinal Health’s clinical and medical product offerings for global, acute-care customers and together, we expect to become a leader in respiratory care and other therapies.  VIASYS is a perfect fit for Cardinal Health’s mission of improving the safety and productivity of health care.  Our range of products also complement Cardinal Health’s medical disposables business.  VIASYS will increase Cardinal Health’s international business by 25 percent.

Cardinal Health’s clinical and medical products portfolios includes Alaris®, Pyxis® and CareFusionTM products to address medication errors and adverse drug events; MedMined® to target and reduce hospital-acquired infections; patented surgical drapes, gowns, gloves and instruments that help prevent surgical site infections; and now VIASYS products, which among other benefits help to improve safety and effectiveness in critical care, respiratory care, neuro care and other areas.

3.  Has the acquisition been approved by both companies’ Boards?

Yes, the acquisition has been approved by both companies’ Boards by the unanimous vote of all directors present.

4.  How will the deal be structured?

The merger agreement entered into by Cardinal Health and VIASYS provides for Cardinal Health to acquire VIASYS in a two-step transaction. The first step will consist of a cash tender offer to be made by a wholly owned subsidiary of Cardinal Health for all outstanding shares of VIASYS common stock at a price of $42.75 per share in cash.  If the tender offer is not completed within 45 days of the date of the merger agreement, the price per share will be increased by an amount equal to $0.007027 per day multiplied by the number of days between the 45th day of the date of the merger agreement and the date of first acceptance of VIASYS shares in the tender offer.  In the second step, the tender offer will be followed by a merger in which the holders of the outstanding shares of VIASYS common stock not purchased in the tender offer will receive the same per share price paid in the tender offer, in cash, without interest.  The tender offer will be conditioned upon a majority of the outstanding shares of common stock being tendered into the offer and will also be subject to regulatory clearances and other customary conditions.

Upon completion of the merger, VIASYS will become a wholly owned subsidiary of Cardinal Health.

5.  How much is the company being sold for?

The company is being sold for approximately $1.5 billion, including the assumption of debt.

6.  When will the sale be completed?

We expect the acquisition by Cardinal Health to be completed this summer.

7.  Is the transaction subject to regulatory approval?

The transaction is subject to customary regulatory approvals.

8.  What happens to the VIASYS stock I own through our employee stock purchase plan?

The current offering period will be the last opportunity for you to purchase company stock through our plan.  Cardinal Health also offers an employee stock purchase plan which is similar to our plan.  You will be eligible to enroll in the Cardinal Health plan during the next available enrollment period after the close of the transaction, which will likely be for the January through June 2008 offering period.

9.  What will happen to my stock options as a result of the sale?

All outstanding options will become fully vested upon the completion of the tender offer and optionees will have the choice of exercising outstanding options and getting them cashed out in the merger or converting the options to options to purchase Cardinal Health common stock.  More detailed information about stock options will be sent to employees who hold them in the coming weeks.

10.  What will happen to my restricted stock units as a result of the sale?

All restricted stock units will be cashed out upon the completion of the transaction.  More detailed information about this process will be sent to employees who hold them in the coming weeks.

11.  Will we keep the VIASYS name?

Cardinal Health positions all products and services under the Cardinal Health name.  But, no decisions have been made concerning what will happen to the VIASYS brand name following the transaction, and no decisions will likely be made until after the transaction is completed.  VIASYS has a portfolio of well-known brands that are important assets in this transaction.

12.  How will decisions about integration be made?

Once the transaction closes, an integration team, with representatives from both VIASYS and Cardinal Health, will work through integration plans and as you would expect, will look for ways to maximize efficiencies between our two companies.

13.  How will the sale impact the company’s business targets for the year?

Our financial goals, marketing objectives and product introduction plans all remain the same — business as usual.

14.  How will the sale impact benefit plans?

We will be transitioning to Cardinal Health benefits plans, which offer health and welfare and financial benefits very similar to VIASYS’ plans, including comprehensive medical, dental and vision.  However, our programs will remain in place until the sale is completed, and we expect for some transition period thereafter. Planning will begin immediately for the transition, and we will inform you as soon as the schedule and information concerning the transition period is complete.

15.  What about paid-time-off policies?

Cardinal Health has a companywide paid-time-off policy, but for now there will be no changes for VIASYS employees.  We’ll let you know well in advance if any changes to PTO are planned.

16.  Can we continue with any hiring plans we have in place?

Absolutely.  Again:  business as usual until we know otherwise.

17.  When can we start working together with our new Cardinal Health associates?

Information sharing for the purpose of integration planning is OK — However, it’s important that we don’t share detailed information before the transaction is finalized later this year. Please contact the legal department if you have any concerns about what you can share.

18.  How will the sale impact VIASYS operations outside the US?

The integration team will also consider international operations and opportunities that our new relationship with Cardinal Health will bring to customers internationally.

19.  How soon will we get to meet some of Cardinal Health’s senior management?

Members of Cardinal Health’s leadership are eager to visit VIASYS facilities and over the next few weeks, we’ll schedule those visits as appropriate.

Important Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer for the outstanding shares of VIASYS Healthcare Inc. (“VIASYS”) common stock, which is part of the transaction described in this communication, has not commenced.  At the time the expected tender offer is commenced, Cardinal Health, Inc. or a wholly owned subsidiary of Cardinal Health Inc. will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and VIASYS will file a solicitation/recommendation statement with respect to the tender offer.  Investors and VIASYS stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information.  When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of VIASYS at no expense to them.  These documents will also be available at no charge at the SEC’s website at www.sec.gov.